Exhibit 99.1

Satellogic Launches Five Additional Satellites on SpaceX Transporter-4 Mission

Leading Vertically-Integrated Geospatial Company Expands its Fleet to 22 Satellites

New York, NY – April 4, 2022 – Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution satellite imagery collection, today announced the launch of five additional spacecraft from Cape Canaveral Space Force Station. The satellites were delivered to a sun-synchronous low-Earth orbit on SpaceX's Transporter-4 mission on April 1, 2022 onboard the Falcon 9 reusable, two-stage rocket, under SpaceX's Rideshare program. All five satellites have made contact with the company's ground station network with good health reports, bringing Satellogic's constellation total to 22 satellites in orbit.

The launch marks the first deployment of Satellogic’s new Mark V satellite model. The Mark V features improved cameras, radios, computers, and other subsystems compatible with all components from previous models, offering Satellogic's customers higher quality products. The remaining satellites are four updated NewSats Mark IV model, which have increased onboard storage and upgrades to its propulsion and navigation systems. The enhancements include manufacturability and cost saving processes used in preparation for the opening of Satellogic's High-Throughput Plant, which is expected to commence production by the second half of 2022.

“We are thrilled to announce this launch and our second mission with SpaceX. We have expanded our fleet by nearly 30% and are on track to launch 12 additional spacecraft this year, which greatly increases our capacity to deliver critical high-resolution data from space,” stated Emiliano Kargieman, CEO and Co-Founder of Satellogic. “Democratizing Earth Observation data in order to make satellite imagery accessible and affordable to governments and customers around the world will advance understanding of climate change, infrastructure needs, security risks, natural disasters and supply chain issues, among other applications and uses. The information our company can provide will help develop and power effective solutions to combat today’s most pressing problems.”

Satellogic continues its tradition of celebrating women in STEM and has named its latest satellites after five incredible pioneers: Annie Maunder, an Irish-British astronomer and mathematician; Kalpana Chawla, an Indian-born American astronaut and engineer; Mária Telkes, a Hungarian-born American physical chemist and biophysicist, Mary Somerville, a Scottish science writer and polymath; and Sally Ride, an American astronaut and physicist.

By Q1 2023, Satellogic expects to have 34 commercial satellites in orbit, offering up to seven daily revisits of any point of interest. The company aims to expand its constellation to over 200 satellites by 2025, in order to provide daily coverage of the entire surface of the Earth.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated Earth Observation (“EO”) platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images and analytics to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s strategies, Satellogic’s future opportunities, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) the number of commercial applications for Satellogic’s products and services, (v) Satellogic’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (vi) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, (vii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (viii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (ix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (x) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, and (xi) the risk that Satellogic is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s registration statement on Form F-1 and the prospectus included therein and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group
Chris Tyson/Larry Holub
(949) 491-8235
SATL@mzgroup.us

Media Relations:

Satellogic
pr@satellogic.com